FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 14, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company name:	Magyar Telekom Plc.	Company address: e-mail address:	H-1013 Budapest Krisztina krt. 55. investor.relations@telekom.hu
IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu
Márton Teremi	IR manager	+36-1-457-6229	teremi.marton@telekom.hu

Magyar Telekom Group Interim management report — First nine months 2011 results

Signs of revenue pressures easing with growth in underlying EBITDA margin; guidance for full-year confirmed

Budapest — November 10, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider,  today reported its consolidated financial results for the first nine months of 2011, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues were down 3.2%, from HUF 452.6 bn to HUF 438.2 bn in the first nine months of 2011 compared with the same period in 2010. This was mainly due to lower fixed and mobile voice revenues in all three countries of operations (Hungary, Macedonia and Montenegro). These declines were partly offset by growth in SI/IT, TV and mobile internet revenues. Appreciation of the Hungarian forint also had a slightly negative translational effect on revenue contribution from the two international subsidiaries.

•                  EBITDA declined by 20.1%, from HUF 186.9 bn to HUF 149.4 bn, with an EBITDA margin of 34.1%. Underlying EBITDA, excluding investigation-related costs and provisions, severance expenses and the special telecom tax, was down by 2.0% to HUF 187.3 bn. The underlying EBITDA margin was 42.7% in the first nine months of 2011 compared to 42.2% in the same period of 2010. The higher underlying EBITDA margin reflects the strong cost-cutting measures undertaken in employee-related and other operating expenditure. In addition to this, Q1 2011 results were also supported by a HUF 1.4 bn gain on real estate sales in Hungary.

Details of special influences, telecom tax and EBITDA performance (HUF bn)	Q3 2010	9M 2010	Q3 2011	9M 2011
Investigation-related costs and provisions	0.7	2.0	5.7	16.7
Severance expenses	0.6	2.1	0.4	2.1
Telecom tax	0	0	6.3	19.0
Total special influence	1.3	4.1	12.4	37.9
Reported EBITDA	67.4	186.9	51.6	149.4
Underlying EBITDA	68.7	191.1	64.0	187.3

•                  Magyar Telekom has been subjected to a special telecom tax charged on the company’s annual revenues, retrospectively from January 1, 2010. As this was only introduced in Q4 2010, the impact of the tax was only seen in the Q4 results of both the Group and its segments in 2010. However, the reported EBITDA of the Hungarian segments (Telekom Hungary and T-Systems Hungary) now includes the special telecom tax for both 9M 2010 and 9M 2011 to allow for a more accurate comparison of the year-on-year performance of these segments. 9M 2010 Group numbers however, were not restated, (in line with IFRS rules), thereby making the Group’s year-on-year performance less comparable.

•                  On June 24, 2011 the Board of Directors of Magyar Telekom approved an agreement in principle with the staff of the U.S. Securities and Exchange Commission (the “SEC”) to settle its investigation relating to the Company. In light of this agreement in principle with the SEC and the ongoing negotiations with the Department of Justice (the “DOJ”), the Company recognized in Q2 2011 a provision of HUF 11.5 bn (USD 62.4 million) in connection with these investigations: of which HUF 1.1 bn related to interest expense and was accounted for within the net financial results, with the rest accounted for within Other operating expenses in the Telekom Hungary segment. The

Company continues to engage in discussions with the DOJ regarding the possibility of resolving the DOJ’s investigation of the Company through a negotiated settlement. In light of this, an additional HUF 8.2bn provision was created in Q3 2011, of which HUF 2.7 bn of foreign currency losses on the created provisions were accounted for within the net financial results.

Details of investigation expenses (HUF bn)	Q3 2010	9M 2010	Q3 2011	9M 2011
Legal Costs	0.7	2.0	0.2	0.9
Provisions within Other operating expenses			5.5	15.8
Provisions within Net financial results			2.7	3.8
Total provision			8.2	19.6

•                  Profit attributable to owners of the parent company (net income) decreased by 42.2% from HUF 56.9 bn to HUF 32.9 bn. This decline was driven by the fall in reported EBITDA and only partly offset by lower income tax. Income tax expense decreased by 37.1% in 9M 2011 compared with 9M 2010 due to a combination of a lower profit before tax and a one-time charge of HUF 5.2bn in Q2 2010 due to an adverse change in Macedonian tax law.

•                  Net cash generated from operating activities decreased by HUF 14.0 bn to HUF 134.2 bn. The decline is mainly due to the telecom tax for the first half of the year being paid in July (tax for the second half will be paid in October), whereas last year, telecom tax for the whole year was paid in just one installment, in December 2010. Operating cash flow was also negatively impacted by lower underlying EBITDA, partly offset by lower paid income taxes and reduced interest payments due to lower average interest rates on our debt.

•                  Investment in tangible and intangible assets (CAPEX) decreased by HUF 10.4 bn to HUF 43.9 bn in the first nine months of 2011 compared to the same period in 2010. Telekom Hungary accounted for HUF 35.7 bn of total CAPEX while HUF 2.0 bn is related to T-Systems Hungary. In Macedonia and Montenegro, CAPEX was HUF 4.3 bn and HUF 1.9 bn, respectively.

•                  Free cash flow (operating cash flow and investing cash flow adjusted for proceeds from / payments for other financial assets) decreased by HUF 4.0 bn in the first nine months of 2011 from HUF 89.7 bn to HUF 85.7 bn. While operating cash flow was HUF 14.0 bn lower year-on-year, this was largely offset by lower CAPEX and higher proceeds from our real estate sales.

•                  Net debt decreased from HUF 278.5 bn at the end of September 2010 to HUF 272.4 bn by the end of September 2011. The net debt ratio (net debt to total capital) was 31.9% at the end of September 2011.

Christopher Mattheisen, Chairman and CEO commented: “The third quarter results highlight several positive trends in the fixed line, mobile and IT businesses. In the fixed line segment, we have seen the benefits of our flat rate Hoppá package, introduced at the start of this year, coming through with fixed line churn reduced to 6% at the end of September compared to 9% one year ago. Our increased promotion of bundled packages as well as the energy offers also contributed positively to the results. In the residential mobile segment, we have continued to increase our voice market share and saw a sharp increase in the number of mobile broadband subscriptions. The proportion of sales now made up by smartphones has reached almost 70% in the postpaid segment and while we expect this to contribute positively to revenue as customers increase data usage, we have however, seen a corresponding rise in our subsidy costs.  In the SI/IT segment, we were able to reverse some of the negative revenue trends seen in previous quarters thanks to some infrastructure projects at KFKI in the corporate segment. Trends in the public sector remain weak, and we have seen no positive uplift in IT spending. Despite the challenging economic climate, we have been able to slow third quarter revenue deterioration to 1.7% (the average decline for the first 6 months of the year was 3.9%). However, we have been unable to prevent a fall in underlying EBITDA due to a change in the revenue mix (increased contribution of lower margin SI/IT revenues) and the increased level of handset subsidies. Despite this fall, underlying EBITDA margins for the quarter remained at a healthy level of around 42%.

For the full year, we remain cautious due to the deteriorating economic indicators, while the competitive environment is also expected to strengthen as we approach the year end. We welcome the introduction of the new iPhone 4S and several tablets in our stores, although of course we expect there to be a corresponding rise in the level of handset subsidies for the fourth quarter. Despite this, we have maintained our guidance for revenue decline of 3-5%, a 4% decline in underlying EBITDA and CAPEX reduction of approximately 5% for 2011.”

Q3 2011 results analysis

Group

•                  Revenues declined by 1.7% in Q3 2011 compared to the same quarter in 2010. Retail voice revenues decreased across all markets, reflecting the unfavorable economic environment and intensifying mobile competition in Macedonia. Wholesale mobile revenue declined as Hungarian mobile termination rates were cut from December 2010. TV and mobile broadband revenues and higher SI/IT revenues partly offset these declines.

•                  Reported EBITDA was down by 23.5% in the third quarter of 2011, while underlying EBITDA declined by 6.9%. This underlying EBITDA decline was driven by a higher proportion of lower margin SI/IT revenues and increased subsidies on smartphones and tablet sales. The underlying EBITDA margin also decreased from 44.4% in Q3 2010 to 42.0% in Q3 2011.

Telekom Hungary Segment

Revenues before inter-segment elimination fell by 2.6% to HUF 106.3 bn, EBITDA was down 20.0% to HUF 33.4 bn and EBITDA margin was 31.4% in the third quarter of 2011. Excluding special influences, which mainly includes the special telecom tax and the investigation-related costs and provisions, underlying EBITDA was down by 7.5% to HUF 44.7 bn in the third quarter of 2011 compared to the third quarter of 2010. The underlying EBITDA margin declined from 44.3% to 42.1% driven by the reduction in high-margin voice revenues coupled with increased handset subsidies.

•                  While fixed voice revenues have continued to decline due to migration towards IP-based solutions, attractive bundled offers and the Hoppá packages, the rate of fixed revenue decline has slowed down to 3.6% in Q3 2011. Fixed line churn was reduced to 6.3% by September 2011 from 8.6% a year ago. The decline in fixed line internet revenues narrowed to 2.0%, while growth in TV revenues remained strong at 8.9%. The total number of TV customers exceeded 773,000 by the end of September, with strong migration from cable TV to the IPTV service.

•                  Mobile revenues decreased by 2.0% to HUF 60.7 bn in the third quarter of 2011. A slight increase in the customer base, higher mobile usage and a steady increase in the proportion of post-paid customers could not fully offset the unfavorable impact of lower effective tariff levels. As such, retail voice revenues were down by 1.8%. T-Mobile, however, managed to further increase its market share to 45.3% amongst active customers. Voice wholesale revenues were hit by a 16% cut in mobile termination fees, effective from December 2010 while non-voice revenues grew by 5.2% as a result of a 57.9% increase in mobile broadband subscriptions that supported the growth in mobile internet revenues. Driven by an increasing ratio of higher priced smartphone sales, equipment and activation revenues grew by 10.5%.

T-Systems Hungary Segment

Revenues before inter-segment elimination were up 16.1% to HUF 30.8 bn. EBITDA was up 62.9% to HUF 4.3 bn in the third quarter of 2011 and the EBITDA margin was 13.8%. Excluding special influences, which mainly includes the special telecom tax, underlying EBITDA increased by 35.7% to HUF 5.3 bn. The underlying EBITDA margin of 17.3%, up from 14.8% in the third quarter of 2010, reflected efforts to improve efficiency in light of the drop in high-margin voice revenues while last year’s results were also negatively impacted by the Governmental measures announced in August 2010.

•                  Fixed line revenues were down 4.9% to HUF 7.4 bn driven by lower usage and continued erosion of our customer base, principally caused by mobile substitution, coupled with significant price pressure. Voice retail revenues declined by 11.1%.

•                  Mobile revenues were up 14.4% to HUF 8.4 bn, driven by the increase in other mobile revenues compared to last year’s level which was significantly cut due to the Governmental measures announced in August 2010. Voice revenues on the other hand were down by 7.4%, as declining average tariff levels and lower levels of usage could not be offset by the increase in our customer base.

•                  SI/IT revenues were up 31.5% to HUF 15.0 bn in the third quarter of 2011. While the restrictive measures imposed by the government are still blocking any new public IT deals, Q3 2011 revenues have benefitted from the contribution of some big infrastructure projects in the corporate segment.

Macedonia

In Macedonia, revenues decreased by 12.4% to HUF 18.2 bn in the third quarter of 2011 compared to the same period in 2010, with EBITDA down 13.4%. The appreciation of the Hungarian forint had a negative effect on revenue contribution (on average, the Hungarian forint strengthened by 3.9% against the Macedonian denar in the third quarter of 2011 compared with 2010). The EBITDA decline is due to the intense competition within the mobile market, resulting in significant pricing pressure and increasing level of handset subsidies; both these factors could not be offset by a fall in other operating expenses.

•                  Fixed line revenues were down 9.4%. The strong decline in voice retail revenues was coupled with lower internet and data revenues. Growing demand for double and triple play packages resulted in growth in TV revenues.

•                  Mobile revenues declined by 14.6% due to the fiercely competitive environment in Macedonia. The competition driven tariff reductions put pressure on ARPU which was down by 8.1% despite higher usage. Nevertheless, T-Mobile Macedonia remained the clear market leader with a 50.3% market share. Despite the increase in mobile internet usage and the higher number of SMS messages sent, non-voice revenues also declined due to promotions offering free and discounted SMS messages.

Montenegro

Revenues of the Montenegrin subsidiary were down by 4.7% to HUF 9.1 bn in the third quarter of 2011, however the decline was mainly caused by unfavorable FX changes (on average, the Hungarian forint strengthened by 3.9% against the euro in the third quarter of 2011 compared to the same quarter in 2010). EBITDA declined by 11.3% to HUF 3.7 bn and the EBITDA margin deteriorated from 43.1% to 40.1% mostly due to higher handset subsidies, higher marketing and maintenance costs.

•                  Fixed line revenues were down 6.7% in the third quarter of 2011. The decrease in retail voice revenues was due to increased mobile substitution and discounts offered in flat-rate packages. The voice wholesale revenue decline was due to a significant migration of international traffic towards Serbia where it is now transited by competitors. However, both Internet and TV revenues increased, driven by a strong focus on bundled services.

•                  Mobile revenues were down 3.4% due to the unfavorable FX changes. In local currency, mobile revenues were flat as the growth of retail and non-voice revenues were offset by lower wholesale revenues driven by a 15% cut in interconnection tariffs from April 2011.

About Magyar Telekom

Magyar Telekom is Hungary’s principal provider of telecom services. It provides a full range of telecommunications and infocommunications (ICT) services including fixed line and mobile telephony, data transmission and non-voice as well as IT and systems integration services. The Hungarian business activities of Magyar Telekom are managed by two segments: Telekom Hungary (the home-related services brand T-Home and the mobile communications brand T-Mobile) and T-Systems Hungary (T-Systems brand). Magyar Telekom is the majority owner of Makedonski Telekom, the leading fixed line and mobile operator in Macedonia and it holds a majority stake in Crnogorski Telekom, the leading telecommunications operator in Montenegro. Magyar Telekom’s majority shareholder (59.21%) is MagyarCom Holding GmbH, fully owned by Deutsche Telekom AG.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

In addition to figures prepared in accordance with IFRS, Magyar Telekom also presents non-GAAP financial performance measures, including, among others, EBITDA, EBITDA margin, underlying EBITDA, underlying EBITDA margin and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures”, which is posted on Magyar Telekom’s Investor Relations webpage at www.telekom.hu/investor_relations.

For detailed information on Magyar Telekom’s Q3 2011 results please visit our website

(www.telekom.hu/investor_relations) or the website of the Budapest Stock Exchange (www.bse.hu).

MAGYAR TELEKOM

Consolidated Statements of Financial Position - IFRS

(HUF million)

	Dec 31, 2010	Sep 30, 2011
	(Audited)	(Unaudited)	% change

ASSETS

Current assets

Cash and cash equivalents	15,841	15,087	(4.8)%
Trade and other receivables	114,625	116,615	1.7%
Other current financial assets	56,560	49,650	(12.2)%
Current income tax receivable	1,804	1,204	(33.3)%
Inventories	9,592	11,741	22.4%
Non current assets held for sale	2,152	1,854	(13.8)%

Total current assets	200,574	196,151	(2.2)%

Non current assets

Property, plant and equipment	549,752	529,880	(3.6)%
Intangible assets	332,993	330,102	(0.9)%
Investments in associates and joint ventures	77	72	(6.5)%
Deferred tax assets	913	959	5.0%
Other non current financial assets	24,033	29,785	23.9%
Other non current assets	664	606	(8.7)%

Total non current assets	908,432	891,404	(1.9)%

Total assets	1,109,006	1,087,555	(1.9)%

LIABILITIES

Current liabilities

Financial liabilities to related parties	72,208	49,843	(31.0)%
Other financial liabilities	46,647	55,375	18.7%
Trade payables	88,613	77,319	(12.7)%
Current income tax payable	661	2,606	294.3%
Provisions	7,722	23,240	201.0%
Other current liabilities	30,966	38,477	24.3%

Total current liabilities	246,817	246,860	0.0%

Non current liabilities

Financial liabilities to related parties	234,164	223,661	(4.5)%
Other financial liabilities	8,828	8,247	(6.6)%
Deferred tax liabilities	10,924	15,148	38.7%
Provisions	12,298	10,942	(11.0)%
Other non current liabilities	1,263	1,397	10.6%

Total non current liabilities	267,477	259,395	(3.0)%

Total liabilities	514,294	506,255	(1.6)%

EQUITY

Equity of the owners of the parent
Common stock	104,275	104,275	0.0%
Additional paid in capital	27,379	27,379	0.0%
Treasury stock	(307)	(307)	0.0%
Retained earnings	385,283	366,032	(5.0)%
Accumulated other comprehensive income	14,882	21,432	44.0%
Total Equity of the owners of the parent	531,512	518,811	(2.4)%
Non-controlling interests	63,200	62,489	(1.1)%
Total equity	594,712	581,300	(2.3)%

Total liabilities and equity	1,109,006	1,087,555	(1.9)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million, except per share amounts)

	9 months ended Sep 30,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Revenues

Voice - retail	81,152	68,843	(15.2)%
Voice - wholesale	15,785	16,296	3.2%
Internet	40,268	38,781	(3.7)%
Data	20,265	20,188	(0.4)%
TV	20,924	23,582	12.7%
Equipment	3,003	2,616	(12.9)%
Other fixed line revenues	4,729	6,444	36.3%

Fixed line revenues	186,126	176,750	(5.0)%

Voice - retail	140,284	133,224	(5.0)%
Voice - wholesale	27,817	23,782	(14.5)%
Voice - visitor	3,588	2,920	(18.6)%
Non-voice	42,620	45,961	7.8%
Equipment and activation	14,734	16,656	13.0%
Other mobile revenues	5,053	5,626	11.3%

Mobile revenues	234,096	228,169	(2.5)%

System Integration/Information Technology revenues	32,380	33,274	2.8%

Total revenues	452,602	438,193	(3.2)%

Expenses

Voice-, data- and Internet-related payments	(49,615)	(45,255)	8.8%
Material cost of equipment sold	(27,056)	(28,542)	(5.5)%
SI/IT-related payments	(14,930)	(17,430)	(16.7)%
Other direct costs	(20,936)	(19,925)	4.8%
Direct costs	(112,537)	(111,152)	1.2%
Employee-related expenses	(67,917)	(64,347)	5.3%
Depreciation and amortization	(74,228)	(72,061)	2.9%
Hungarian telecommunications and other crisis taxes	0	(19,006)	n.a.
Other operating expenses	(87,573)	(98,358)	(12.3)%

Total operating expenses	(342,255)	(364,924)	(6.6)%

Other operating income	2,367	4,069	71.9%

Operating profit	112,714	77,338	(31.4)%

Net financial result	(21,481)	(20,678)	3.7%

Share of associates’ and joint ventures’ losses	(20)	4	n.m.

Profit before income tax	91,213	56,664	(37.9)%

Income tax	(23,554)	(14,810)	37.1%

Profit for the period	67,659	41,854	(38.1)%

Exchange differences on translating foreign operations	5,474	9,345	70.7%
Revaluation of available-for-sale financial assets — before tax	0	(16)	n.a.
Other comprehensive income for the period, net of tax	5,474	9,329	70.4%

Total comprehensive income for the period	73,133	51,183	(30.0)%

Profit attributable to:
Owners of the parent	56,895	32,866	(42.2)%
Non-controlling interests	10,764	8,988	(16.5)%
	67,659	41,854	(38.1)%

Total comprehensive income attributable to:
Owners of the parent	61,214	39,416	(35.6)%
Non-controlling interests	11,919	11,767	(1.3)%
	73,133	51,183	(30.0)%

Basic and diluted earnings per share (HUF)	54.64	31.53	(42.3)%

MAGYAR TELEKOM

Consolidated Statements of Comprehensive Income - IFRS

(HUF million, except per share amounts)

	3 months ended Sep 30,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Revenues

Voice - retail	26,446	22,431	(15.2)%
Voice - wholesale	6,137	5,928	(3.4)%
Internet	13,233	12,881	(2.7)%
Data	6,976	6,953	(0.3)%
TV	7,369	8,077	9.6%
Equipment	902	785	(13.0)%
Other fixed line revenues	1,094	2,112	93.1%

Fixed line revenues	62,157	59,167	(4.8)%

Voice - retail	48,679	46,388	(4.7)%
Voice - wholesale	9,751	8,206	(15.8)%
Voice - visitor	1,627	1,365	(16.1)%
Non-voice	15,330	16,121	5.2%
Equipment and activation	5,480	5,998	9.5%
Other mobile revenues	784	1,844	135.2%

Mobile revenues	81,651	79,922	(2.1)%

System Integration/Information Technology revenues	10,960	13,031	18.9%

Total revenues	154,768	152,120	(1.7)%

Expenses

Voice-, data- and Internet-related payments	(17,445)	(15,986)	8.4%
Material cost of equipment sold	(9,310)	(10,776)	(15.7)%
SI/IT-related payments	(5,218)	(7,492)	(43.6)%
Other direct costs	(7,111)	(7,267)	(2.2)%
Direct costs	(39,084)	(41,521)	(6.2)%
Employee-related expenses	(21,517)	(20,688)	3.9%
Depreciation and amortization	(24,803)	(24,043)	3.1%
Hungarian telecommunications and other crisis taxes	0	(6,320)	n.a.
Other operating expenses	(28,457)	(32,792)	(15.2)%

Total operating expenses	(113,861)	(125,364)	(10.1)%

Other operating income	1,726	797	(53.8)%

Operating profit	42,633	27,553	(35.4)%

Net financial result	(7,195)	(4,187)	41.8%

Share of associates’ and joint ventures’ losses	(2)	5	n.m.

Profit before income tax	35,436	23,371	(34.0)%

Income tax	(6,652)	(6,710)	(0.9)%

Profit for the period	28,784	16,661	(42.1)%

Exchange differences on translating foreign operations	(6,786)	19,181	n.m.
Revaluation of available-for-sale financial assets — before tax	0	(16)	n.a.
Other comprehensive income for the period, net of tax	(6,786)	19,165	n.m.

Total comprehensive income for the period	21,998	35,826	62.9%

Profit attributable to:
Owners of the parent	24,506	13,337	(45.6)%
Non-controlling interests	4,278	3,324	(22.3)%
	28,784	16,661	(42.1)%

Total comprehensive income attributable to:
Owners of the parent	20,225	26,837	32.7%
Non-controlling interests	1,773	8,989	407.0%
	21,998	35,826	62.9%

Basic and diluted earnings per share (HUF)	23.54	12.80	(45.6)%

MAGYAR TELEKOM

Consolidated Statements  of Cash Flows - IFRS

(HUF million)

	9 months ended Sep 30,
	2010	2011	%
	(Unaudited)	(Unaudited)	change

Cash flows from operating activities

Profit for the period	67,659	41,854	(38.1)%
Depreciation and amortization	74,228	72,061	(2.9)%
Income tax expense	23,554	14,810	(37.1)%
Net financial result	21,481	20,678	(3.7)%
Share of associates’ and joint ventures’ losses	20	(4)	n.m.
Change in assets carried as working capital	(2,021)	(2,586)	(28.0)%
Change in provisions	(3,973)	10,265	n.m.
Change in liabilities carried as working capital	(4,541)	2,868	n.m.
Income tax paid	(10,731)	(8,579)	20.1%
Dividend received	94	23	(75.5)%
Interest and other financial charges paid	(22,787)	(17,834)	21.7%
Interest received	3,800	2,732	(28.1)%
Other cashflows from operations	1,402	(2,055)	n.m.

Net cash generated from operating activities	148,185	134,233	(9.4)%

Cash flows from investing activities

Investments in tangible and intangible assets	(54,303)	(43,875)	19.2%
Adjustments to cash purchases	(4,177)	(6,705)	(60.5)%
Purchase of subsidiaries and business units	(1,493)	(2,263)	(51.6)%
Cash acquired through business combinations	6	455	n.m.
Proceeds from other financial assets - net	39,584	7,109	(82.0)%
Proceeds from disposal of subsidiaries and associates	780	0	(100.0)%
Proceeds from disposal of property, plant and equipment (PPE) and intangible assets	725	3,862	432.7%

Net cash used in investing activities	(18,878)	(41,417)	(119.4)%

Cash flows from financing activities

Dividends paid to shareholders and Non-controlling interest	(91,545)	(64,436)	29.6%
Net proceeds from / (repayment of) loans and other borrowings	(54,190)	(29,543)	45.5%
Other	(22)	0	100.0%

Net cash used in financing activities	(145,757)	(93,979)	35.5%

Exchange gains / (losses) on cash and cash equivalents	231	409	77.1%

Change in cash and cash equivalents	(16,219)	(754)	95.4%

Cash and cash equivalents, beginning of period	34,270	15,841	(53.8)%

Cash and cash equivalents, end of period	18,051	15,087	(16.4)%

Change in cash and cash equivalents	(16,219)	(754)	95.4%

MAGYAR TELEKOM - Consolidated Statements of Changes in Equity (unaudited)

		in HUF millions
	pieces Shares of common stock	Common stock	Additional paid in capital	Treasury stock	Retained earnings	Cumulative translation adjustment	Revaluation reserve for AFS financial assets – net of tax	Reserve for equity settled share-based transactions	Equity of the owners of the parent	Non- controlling interests	Total Equity

Balance at December 31, 2009	1,042,742,543	104,275	27,379	(1,179)	398,250	9,768	(62)	49	538,480	66,940	605,420

Dividend					(77,053)				(77,053)		(77,053)
Dividend declared to Non-controlling interests									0	(18,243)	(18,243)
Total comprehensive income					56,895	4,370	(2)	(49)	61,214	11,919	73,133

Balance at September 30, 2010	1,042,742,543	104,275	27,379	(1,179)	378,092	14,138	(64)	0	522,641	60,616	583,257

Dividend					0				0		0
Dividend declared to Non-controlling interests									0	0	0
Share-based compensation program				872	(292)				580		580
Total comprehensive income for the year					7,483	795	13	0	8,291	2,584	10,875

Balance at December 31, 2010	1,042,742,543	104,275	27,379	(307)	385,283	14,933	(51)	0	531,512	63,200	594,712

Dividend					(52,117)				(52,117)		(52,117)
Dividend declared to Non-controlling interests									0	(12,478)	(12,478)
Total comprehensive income					32,866	6,559	(9)		39,416	11,767	51,183

Balance at September 30, 2011	1,042,742,543	104,275	27,379	(307)	366,032	21,492	(60)	0	518,811	62,489	581,300

Summary of key operating statistics

GROUP	Sep 30, 2010	Sep 30, 2011	% change

EBITDA margin	41.3%	34.1%	n.a.
Operating margin	24.9%	17.6%	n.a.
Net income margin	12.6%	7.5%	n.a.
CAPEX to Sales	12.0%	10.0%	n.a.
ROA	6.7%	4.0%	n.a.
ROE	14.3%	8.3%	n.a.
Net debt	278,414	272,389	(2.2)%
Net debt / total capital	32.3%	31.9%	n.a.
Number of employees (closing full equivalent)	10,339	10,178	(1.6)%

Telekom Hungary	Sep 30, 2010	Sep 30, 2011	% change

Fixed line operations

Voice services
Total voice access	1,727,268	1,617,679	(6.3)%
Total outgoing traffic (thousand minutes)	2,156,764	2,225,666	3.2%
Blended MOU (outgoing) (1)	143	161	12.6%
Blended ARPA (HUF) (1)	3,540	3,150	(11.0)%

Data products
Retail DSL market share (estimated) (2)	61%	65%	n.a.
Cable broadband market share (estimated) (2)	20%	22%	n.a.
Number of retail DSL customers	468,171	495,399	5.8%
Number of cable broadband customers	173,118	202,449	16.9%
Number of fiber optic connections	15,912	26,483	66.4%
Total retail broadband customers	657,201	724,331	10.2%
Blended broadband ARPU (HUF)	4,287	3,965	(7.5)%
Number of wholesale DSL access	138,738	110,723	(20.2)%

TV services
Number of cable TV customers	385,884	311,729	(19.2)%
Number of satellite TV customers	236,901	270,291	14.1%
Number of IPTV customers	102,518	191,230	86.5%
Total TV customers	725,303	773,250	6.6%
Blended TV ARPU (HUF)	2,953	3,060	3.6%

Mobile operations

Mobile penetration (3)	118.3%	117.1%	n.a.
Mobile SIM market share (2)	43.5%	44.8%	n.a.
Number of customers (RPC)	4,724,794	4,789,739	1.4%
Postpaid share in the RPC base	42.5%	45.4%	n.a.
MOU (4)	153	160	4.6%
ARPU (HUF)	3,482	3,394	(2.5)%
Postpaid	6,107	5,735	(6.1)%
Prepaid	1,622	1,533	(5.5)%
Overall churn rate	19.8%	19.0%	n.a.
Postpaid	15.4%	19.0%	n.a.
Prepaid	22.9%	19.0%	n.a.
Ratio of non-voice revenues in ARPU	18.4%	20.8%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	6,757	5,529	(18.2)%
Number of mobile broadband subscriptions (5)	491,628	776,509	57.9%

Mobile broadband market share based on total number of subscriptions (2),(6)	46.5%	47.1%	n.a.

Mobile broadband market share based on traffic generating subscribers (2),(6)	48.3%	46.8%	n.a.
Population-based indoor 3G coverage (2),(6)	65.4%	66.0%	n.a.

T-Systems Hungary	Sep 30, 2010	Sep 30, 2011	% change

Fixed line operations

Voice services
Business	44,685	42,360	(5.2)%
Managed leased lines (Flex-Com connections)	3,508	2,642	(24.7)%
ISDN channels	142,156	136,714	(3.8)%
Total lines	190,349	181,716	(4.5)%
Total outgoing traffic (thousand minutes)	253,674	216,637	(14.6)%
MOU (outgoing)	209	190	(9.1)%
ARPU (HUF)	5,038	4,618	(8.3)%

Data products
Number of retail broadband access	14,699	15,640	6.4%
Retail DSL ARPU (HUF)	9,458	8,526	(9.9)%

Mobile operations

Number of customers (RPC)	421,899	439,040	4.1%
Overall churn rate	3.9%	6.4%	n.a.
MOU	290	289	(0.3)%
ARPU (HUF)	5,425	4,966	(8.5)%
Ratio of non-voice revenues in ARPU	32.7%	35.3%	n.a.
Average acquisition cost (SAC) per gross add (HUF)	5,063	4,118	(18.7)%
Number of mobile broadband subscriptions (5)	54,115	68,019	25.7%

Macedonia	Sep 30, 2010	Sep 30, 2011	% change

Fixed line operations

Voice services
Fixed line penetration	17.5%	16.2%	n.a.
Total voice access	347,707	318,039	(8.5)%
Total outgoing traffic (thousand minutes)	648,286	617,229	(4.8)%

Data and TV services
Retail DSL market share (estimated)	83%	83%	n.a.
Number of retail DSL customers	124,083	133,795	7.8%
Number of wholesale DSL access	20,713	23,282	12.4%
Number of total DSL access	144,796	157,077	8.5%
Number of IPTV customers	23,445	35,409	51.0%

Mobile operations

Mobile penetration	120.2%	125.0%	n.a.
Market share of T-Mobile Macedonia	52.8%	50.3%	n.a.
Number of customers (RPC)	1,305,808	1,294,254	(0.9)%
Postpaid share in the RPC base	32.2%	31.8%	n.a.
MOU	133	138	3.8%
ARPU (HUF)	2,717	2,496	(8.1)%

Montenegro	Sep 30, 2010	Sep 30, 2011	% change

Fixed line operations

Voice services
Fixed line penetration	25.6%	26.5%	n.a.
Total voice access	170,551	169,335	(0.7)%
Total outgoing traffic (thousand minutes)	277,011	250,299	(9.6)%

Data and TV services
Retail DSL market share (estimated)	86%	85%	n.a.
Number of DSL access	62,089	72,621	17.0%
Number of IPTV customers	35,038	44,911	28.2%

Mobile operations

Mobile penetration (7)	214.4%	205.6%	n.a.
Market share of T-Mobile Crna Gora (7)	34.0%	35.0%	n.a.
Number of customers (RPC) (7)	452,162	445,517	(1.5)%
Postpaid share in the RPC base	31.7%	27.5%	n.a.
MOU	105	117	11.4%
ARPU (HUF)	2,398	2,523	5.2%

(1) Including PSTN, VoIP and VoCable.

(2) Data relates to Magyar Telekom Plc.

(3) Data relates to the mobile penetration in Hungary, including customers of all three service providers.

(4) Restated.

(5) The data show mobile broadband subscription figures on August 31, 2011.

(6) The data show market share figures on August 31, 2011

(7) Data published by the Montenegrin Agency for Electronic Communications and Postal Services (EKIP).

Interim financial report -

Analysis of the Financial Statements

for the nine months ended September 30, 2011

1. General information

Magyar Telekom Távközlési Nyilvánosan Működő Részvénytársaság (in English, Magyar Telekom Telecommunications Public Limited Company) is a limited liability stock corporation incorporated and operating under the laws of Hungary.

Magyar Telekom Telecommunications Public Limited Company (the “Company” or “Magyar Telekom Plc.” or “MT”) with its subsidiaries form Magyar Telekom Group (“Magyar Telekom” or “the Group”).

We operate under a commercial name, Magyar Telekom Nyrt. or Magyar Telekom Plc.

Our shares are listed on the Budapest Stock Exchange (“BSE”), and our American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”) until November 12, 2010. Since then, our ADSs are no longer traded on the NYSE, however, we continue to abide by our U.S. reporting obligations until our ADSs are deregistered with the U.S. Securities and Exchange Commission (“SEC”); thereafter, we will remain committed to serving our investor base in the United States and will continue to make English translations of our annual reports, financial statements and investor releases available.

Our headquarters is located at 55 Krisztina krt., 1013 Budapest, Hungary.

As of September 30, 2011, the share capital of Magyar Telekom Plc. was HUF 104,274,254,300, consisting of 1,042,742,543 Series “A” ordinary shares. On April 12, 2011, the shareholders approved the payment of cash dividends of HUF 52,118 million, equal to HUF 50 per share, for the year ended December 31, 2010.

This condensed consolidated interim financial information was approved for issue on November 10, 2011.

This consolidated interim financial information is not the Group’s statutory accounts and has not been audited. The statutory accounts for December 31, 2010 have been filed with the BSE, the SEC and the Hungarian Financial Supervisory Authority (“HFSA”). The statutory accounts for December 31, 2010 have been audited and the audit report was unqualified.

2. Basis of preparation of the interim financial report

This condensed consolidated preliminary financial information was prepared in accordance with IAS 34 (Interim Financial Reporting) and should be read in conjunction with the annual financial statements for the year ended December 31, 2010, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union.

3. Accounting policies

The principal accounting policies followed by the Group and the critical accounting estimates in applying accounting policies are consistent with those disclosed in the consolidated annual financial statements for the year ended December 31, 2010, except as described below.

In 2011, the Group has adopted all IFRS amendments and interpretations which are effective from January 1, 2011 and which are relevant to its operations. Relevant standards, amendments or interpretations effective and adopted by the Group in 2011:

IAS 24 (revised). In November 2009, the IASB issued a revised version of IAS 24 Related Party Disclosures. Until now, if a government controlled, or significantly influenced, an entity, the entity was required to disclose information about all transactions with other entities controlled, or significantly influenced by the same government. The revised standard still requires disclosures that are important to users of financial statements but eliminates requirements to disclose information that is costly to gather and of less value to users. It achieves this balance by requiring disclosure about these transactions only if they are individually or collectively significant. Furthermore, the IASB has simplified the definition of related party and removed inconsistencies. The revised standard has been applied since January 1, 2011, but it does not have a significant impact on the disclosures in the Group’s financial statements.

4. Operating and financial review - Group

Exchange rate information

The Euro strengthened by 5.3% against the Hungarian Forint (“HUF”) year on year (from 277.33 HUF/EUR on September 30, 2010 to 292.12 HUF/EUR on September 30, 2011). The average HUF/EUR rate decreased from 275.70 in the first nine months of 2010 to 270.54 in the same period of 2011.

The U.S. Dollar (“USD”) appreciated by 6.0% against the Hungarian Forint year on year (from 203.43 HUF/USD on September 30, 2010 to 215.65 HUF/USD on September 30, 2011).

The Hungarian Forint strengthened year over year by 1.8% against the Macedonian Denar (“MKD”) on average, affecting all revenue and expense lines of our Macedonian operations to some extent.

Revenues

Fixed line voice-retail revenues decreased by 15.2% in the first three quarters of 2011 compared to the same period last year, mainly driven by lower PSTN subscription fee revenues and lower outgoing traffic revenues.

Subscription fee revenues decreased due to the lower number of our fixed line subscribers mainly in Hungary.

Outgoing PSTN traffic revenues decreased in the first three quarters of 2011 compared to the same period last year, mainly as a consequence of the continuous decline in the number of revenue producing PSTN lines, decreased ARPA (due to the higher proportion of flat rate packages), while PSTN traffic remained broadly stable as higher traffic in fixed to mobile relation (thanks to Hoppá package) almost fully compensated the minute decrease in other relations.

Magyar Telekom Plc. offered several price discounts to customers choosing different flat-rate and optional tariff packages. Our Hoppá tariff package was very successful in the first nine months of 2011, generating more than 338,000 subscribers by the end of September 2011. The vast majority of customers choosing this package signed a 2-year loyalty contract, therefore this offer proved to be a very useful tool to decrease fixed line customer churn in Hungary. Our integrated fixed and mobile offer, the Paletta tariff package, was subscribed by almost 41,000 customers at September 30, 2011.

Outgoing traffic revenues decreased also at Makedonski Telekom and at Crnogorski Telekom primarily due to lower usage.

Value added and other service revenues showed an increase in the first nine months of 2011 compared to the same period last year, mainly due to revenues from the reconnection of customers previously suspended due to non-payment.

Fixed line voice-wholesale revenues increased by 3.2% in the first three quarters of 2011 compared to the same period in 2010 mainly due to the increase in international incoming traffic revenues.

Domestic incoming fixed line traffic revenues remained broadly stable in the first three quarters of 2011 compared to the same period of 2010. The drop in revenue from other domestic fixed line operators is due to lower call origination and termination revenues at Magyar Telekom Plc. as a result of decreased traffic in Hungary and lower revenues from other domestic fixed line operators at Combridge due to the decrease in the wholesale voice sales volume. These decreases were mostly offset by higher revenue from other domestic fixed line operators at Makedonski Telekom resulting from higher termination fees of international traffic in its network due to deregulation. At Magyar Telekom Plc., the increase in revenues from mobile operators was mainly due to higher mobile-to-international traffic volume, partly compensated by reduced termination fees.

International incoming fixed line traffic revenues increased by 5.9% in the first three quarters of 2011 compared to the same period of 2010. Higher international incoming traffic revenue at Makedonski Telekom was driven by higher international termination fees effective from May 2010 which was slightly offset by decreased traffic. Incoming international voice traffic revenue increased also at Magyar Telekom Plc., primarily due to higher volume of incoming international minutes, partly compensated by lower average fees applied. These increases were somewhat offset by the decrease in international incoming traffic revenues at Crnogorski Telekom due to lower volume of international incoming and transit traffic.

Internet revenues of the fixed line operations decreased to HUF 38.8 bn in the first nine months of 2011 compared to HUF 40.3 bn in the same period of 2010. In Hungary, the number of DSL connections slightly decreased from 621,690 at September 30, 2010 to 620,576 at September 30, 2011 as the lower number of wholesale connections was largely offset by the increase in the number of retail DSL subscribers. Cablenet customer base and the number of fiber connections increased but the broadband volume increase could not compensate the effect of lower average revenue per user (“ARPU”) resulting from lower prices forced by strong competition. The migration towards T-Home double- and triple-play packages also put downward pressure on blended ARPU level. Magyar Telekom Plc. accounted for an estimated 65% retail DSL market share and an approximately 22% cable broadband market share at September 30, 2011. Decreased Internet revenues in Hungary were somewhat compensated by the higher revenues at Crnogorski Telekom due to increased number of DSL connections.

TV revenues amounted to HUF 23.6 bn in the first three quarters of 2011 as compared to HUF 20.9 bn in the same period of 2010. The increase is mainly attributable to higher IPTV revenues driven by enlarging IPTV subscriber base both in Hungary and at our foreign subsidiaries in the first nine months of 2011. The fast growth of IPTV customer base was helped by our development of high speed Internet access (mainly ED3) and it shows the increasing popularity of interactive television. The growth in satellite TV revenues was due to the higher number of satellite TV customers which reached 270,291 at September 30, 2011 and, on the other hand, due to the increased satellite TV ARPU year over year. These increases were partly offset by lower Cable TV revenues driven by lower subscriber base and decreased ARPU in Hungary.

Revenues from fixed line equipment decreased by 12.9% for the first nine months ended September 30, 2011 compared to the same period in 2010 resulting from lower sales volume of computers, TV sets, ADSL modems and telephone sets at Makedonski Telekom. In addition, higher equipment revenues were generated in 2010 at Novatel EOOD due to a network sale in May 2010. The decrease at Magyar Telekom Plc. was due to lower telecom equipment rental revenue driven by the decrease in the number of rented telephone sets.

Other fixed line revenues increased by 36.3% in the first three quarters of 2011 compared to last year’s same period. Other revenues include construction, maintenance, rental, energy trade and miscellaneous revenues. The increase in Hungary was mainly due to the significant revenues generated from the retail energy trade business in the first three quarters of 2011, partly compensated by lower revenues from telephone book publishing.

Mobile revenues amounted to HUF 228.2 bn for the nine months ended September 30, 2011 compared to HUF 234.1 bn for the same period in 2010 (2.5% decrease). The decrease in mobile revenues resulted mainly from lower voice revenues at the mobile operations of Magyar Telekom (T-Mobile Hungary, “TMH”) and at our foreign subsidiaries. These decreases were offset by higher broadband and equipment revenues at TMH.

Within mobile telecommunications services, voice revenues represent the largest portion of revenues. It amounted to HUF 159.9 bn in the first nine months of 2011. At TMH, lower retail tariffs forced by strong competition and declined average usage per customer per month (“MOU”) resulted in lower voice-retail traffic revenues. The decrease in prepaid segment was intensified by lower average customer base. Lower voice-retail revenues at T-Mobile Macedonia (“T-Mobile MK”) were mainly resulting from lower average price per minute. The decrease in voice-wholesale revenues in Hungary reflects decreased termination fees (16% decrease from December 1, 2010), slightly offset by higher incoming MOU. At T-Mobile Crna Gora (“T-Mobile CG”), lower voice-wholesale revenues were due to lower interconnection tariffs towards domestic operators and also due to lower volume of incoming minutes in the postpaid segment. Visitor revenues declined at TMH due to regulated tariff reduction and lower usage.

TMH’s blended MOU increased from 167 minutes in the first three quarters of 2010 to 172 minutes in the same period of 2011. TMH’s monthly ARPU decreased only by 1.7% from HUF 3,726 in the first nine months of 2010 to HUF 3,662 in the same period of 2011, as the effect of lower average tariffs were largely offset by higher usage and the increased proportion of postpaid customers.

Mobile penetration reached 117.1% in Hungary and TMH accounted for 44.8% market share in the highly competitive mobile market at September 30, 2011 based on the total number of SIM cards. TMH’s customer base increased by 1.6% year over year. The proportion of postpaid customers increased to 50.0% at September 30, 2011 from 47.2% a year earlier.

Higher non-voice revenues were primarily due to TMH’s higher mobile Internet revenues. This increase was partially offset by lower messaging revenues. Non-voice revenues represented 22.6% of total ARPU in the first three quarters of 2011. By August 31, 2011 TMH had 844,528 mobile broadband customers and accounted for a 47.1% market share based on total number of subscriptions in the mobile broadband market.

Mobile equipment and activation revenues increased by 13.0% in the first three quarters of 2011 compared to the same period last year mainly at TMH. Higher retention revenues resulted from higher average handset prices reflecting increased sales ratio of higher priced smartphones and lower prepaid handset subsidy. The increase at our foreign subsidiaries was primarily attributable to higher number of handsets sold.

Other mobile revenues increased from HUF 5.1 bn in the first nine months of 2010 to HUF 5.6 bn in the same period in 2011 due to higher revenues at Pro-M.

System Integration (“SI”) and IT revenues increased by 2.8% from HUF 32.4 bn in the first three quarters of 2010 to HUF 33.3 bn in the same period of 2011. Increased infrastructure revenues at Magyar Telekom Plc. driven mainly by significantly higher project revenues in 2011. The inclusion of Daten-Kontor revenues in 2011 also contributed to the increase. These increases were partly mitigated by considerably less government projects in 2011 at KFKI and declined outsourcing revenues at Magyar Telekom Plc. due to lower fees applied in the modified contracts in 2011.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 45.3 bn in the first nine months of 2011 compared to HUF 49.6 bn in the same period of 2010 predominantly resulting from lower voice-related payments to domestic mobile operators in Hungary driven by lower mobile termination fees applied from December 2010 and also by lower traffic. Lower payments to mobile operators at Makedonski Telekom were mainly due to lower traffic volumes. At Crnogorski Telekom the decrease is mainly due to lower traffic volumes and decreased tariffs from April 2011.

Other direct costs include HUF 0.7 bn content-related payments, HUF 7.8 bn TV-related payments, HUF 7.4 bn agent commissions and HUF 4.0 bn other revenue-related payments in the first nine months of 2011. Decreased other direct costs are mainly caused by the lower agent commissions year over year. The decline in agent commissions at Magyar Telekom Plc. and at T-Mobile MK is due to the decrease in agent activity (partly due to shift from prepaid to postpaid mobile packages) and at MT Plc. lower commission fees per transaction as well. These decreases were partly offset by payments related to energy trade at Magyar Telekom in line with the launch of retail energy business in the second half of 2010. Higher TV-related payments at Magyar Telekom Plc. and at Makedonski Telekom are due to the higher TV subscriber base.

Employee-related expenses in the first nine months of 2011 amounted to HUF 64.3 bn compared to HUF 67.9 bn in the same period of 2010 (a decrease of 5.3%). Decrease was mainly attributable to the 1.6% lower employee figure on MT Group-level year over year (from 10,339 on September 30, 2010 to 10,178 on September 30, 2011) and decreased income tax on fringe benefits due to modified legislation in Hungary. The inclusion of the employees of Daten-Kontor after its consolidation in 2Q 2011 partially offset these decreases.

Depreciation and amortization declined by 2.9% in the first three quarters of 2011 compared to the same period in 2010. At MT Plc., the decrease is mainly due to the amortization effect of the change in estimated useful life of certain assets and higher amount of assets fully written off, which was partly offset by the higher gross asset base (mainly DVB-S and IPTV).

On October 18, 2010 the Hungarian Parliament approved an act imposing a special tax (“crisis tax”) on a number of sectors including telecommunications sector. Special tax for the full year of 2010 was recognized in December 2010 among other operating expenses, while it is booked on a monthly basis in 2011 amounting to HUF 19.0 bn in the first three quarters of 2011.

Other operating expenses include HUF 21.0 bn materials and maintenance expenses, HUF 23.4 bn service fees, HUF 8.9 bn marketing expenses, HUF 10.2 bn rental fees, HUF 3.5 bn consultancy, HUF 9.4 bn fees and levies, HUF 0.5 bn other costs, HUF 5.3 bn bad debt expenses and HUF 16.2 bn other expenses in the first nine months of 2011. The majority of the increase in other operating expenses is due to the HUF 15.8 bn provision booked in the first three quarters of 2011 in connection with the investigation. Higher rental fees at MT Plc. were predominantly due to the rental fee of set top boxes from June 2010. These increases were partly offset by decreased consultancy fee due to lower expenses recognized relating to the CRM and Finance Streamlining projects and also due to lower investigation-related costs in 2011 at Magyar Telekom Plc. Decreased other costs at T-Mobile MK were mainly due to provisions made in 2010 for legal cases and release of a legal provision in February 2011. Decreased marketing expenses at MT Plc. are resulted from rescheduled marketing spending. Service fees decreased at MT Plc., predominantly resulting from lower IT support costs (renegotiated contracts due to cost cutting measures).

Other operating income increased from HUF 2.4 bn in the first nine months of 2010 to HUF 4.1 bn in the same period of 2011 mainly due to the gains from disposal of real estates at Magyar Telekom Plc. Higher other operating income at Makedonski Telekom was mainly due to release of provision for legal cases and also due to increased gain from sale of fixed assets in 2011.

Operating Profit

Operating margin for the nine months ended September 30, 2011 was 17.6% while operating margin for the same period in 2010 was 24.9%. The decrease was mainly due to the 3.2% revenue decline, the HUF 19.0 bn special telecommunications tax and also due to the HUF 15.8 bn provision made in relation to the investigation in 2011.

Net financial results

Net financial expenses decreased by 3.7% year over year, from HUF 21.5 bn in the first three quarters of 2010 to HUF 20.7 bn in the same period of 2011. The decrease in net financial expenses is primarily resulting from higher gain on derivative transactions due to change in interest and exchange rates at MT Plc. Lower interest paid on loans received due to lower average interest rate and lower average amount of loans at MT Plc. These impacts were partly offset by higher amount of net forex loss accounted for in 2011 compared to the same period of 2010 as the weakening of HUF against EUR was more intensive in the first three quarters of 2011. In 2011, MT Plc. booked HUF 1.3 bn as interest and HUF 2.5 bn forex loss on the provision for litigation in connection with the investigation. Lower interest received on loans given and on bank deposits both in Hungary and at our foreign subsidiaries in line with lower average interest rates and lower average amount of loans also had a negative effect on net financial results. Lower net forex gain at Makedonski Telekom and Stonebridge due to the less favorable movement of EUR/MKD also mitigated the decrease in 2011.

Income tax

Income tax expense decreased mostly due to the lower profit before tax of the Group year over year. Further decrease is the result of the enacted reduction of the Hungarian corporate tax rate from 19% to 10% effective from 2013. There are a number of expenses (depreciation, amortization, FX losses) deductible for the corporate tax in 2011 that generate temporary differences expected to reverse in 2013 or in later years. In 2011, this results in expense recognition at a corporate tax rate of 19%, for which the related deferred tax expense (liability) is recognized at 10%. This difference between the current and future enacted tax rates resulted in the significantly lower tax expense in the first nine months of 2011 than in same period of 2010. Additional decreasing effect is the change in the Macedonian tax regime in Q2 2010 resulting in the recognition of higher withholding tax expense in the first nine months of 2010 than in the same period of 2011, which caused a large one-off expense in Q2 2010.

In addition, the Board of Directors has approved an agreement in principle with the staff of the SEC to settle the SEC’s investigation relating to the Company. In light of the agreement in principle with the staff of the SEC and the ongoing negotiations with the DOJ, the Company has recognized a provision in connection with the investigation which is partly tax deductable. Accordingly, deferred tax assets have only been recognized for a part of the provision.

On March 1, 2011 the Hungarian Government announced that as part of its long-term effort to reduce the Hungarian budget deficit it intends to amend existing law that provides for a reduction in corporate tax rates from the current 19% to 10% starting in 2013. The cancellation the scheduled reduction of the tax rate from 2013 is also indicated in the latest draft corporate tax law modifications. This is expected to cause the recognition of a substantially higher amount of net deferred tax liabilities in 2011 and results in a negative impact on deferred tax expense in 2011 equivalent in magnitude to the positive impact on net deferred tax expense in 2010.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests in the first nine months of 2011 decreased by 16.5% compared to the same period last year. The decrease was mainly due to the lower results of T-Mobile MK and Makedonski Telekom resulting from their weaker performance this year.

Cash flow

Net cash generated from operating activities amounted to HUF 134.2 bn in the first nine months of 2011, while it was HUF 148.2 bn in the same period of 2010. The favorable changes in working capital were fully offset by lower EBITDA.

Net cash used in investing activities amounted to HUF 41.4 bn in the first nine months of 2011, while it was HUF 18.9 bn for the same period in 2010 reflecting the change in other financial assets, partly offset by lower investments in tangible and intangible assets and higher proceeds from sale of real estates.

Free cash flow, defined as operating cash flow and investing cash flow adjusted for proceeds from other financial assets, decreased from HUF 89.7 bn in the first three quarters of 2010 to HUF 85.7 bn in the same period of 2011. This decrease was mainly due to the lower EBITDA, partly offset by lower capex spending and favorable changes in working capital.

Net cash used in financing activities decreased from HUF 145.8 bn in the first nine months of 2010 to HUF 94.0 bn in the same period of 2011 due to significantly lower amount of dividend paid and lower amount of loan repayments were made in 2011.

Outlook

The telecommunications industry is undergoing a major change globally. We have observed several long-term trends which are changing the structure of the Hungarian telecommunications market. Key drivers of the long-term trends include changes in technology, customer requirements, competition and regulation. To adapt to these changes in the market, we have redefined the focus areas of our corporate strategies to better exploit our position as an integrated telecommunications operator with a full range of services, as well as to ensure our long-term competitiveness. Our strategies are designed to enable us to exploit and develop our extended customer base, significantly improve efficiency and capture growth opportunities.

Magyar Telekom’s current plans and outlook are based on our best knowledge and expected circumstances. Nevertheless the behavior of our competitors can hardly be predicted completely. Therefore a stronger than assumed impact of alternative operators, new market entrants and new solutions in any country where we are present could result in a negative impact on our business performance. We should emphasize that each of our business segments is affected by its unique business environment, and we are subject to circumstances and events that are yet unforeseen or beyond our control.

In order to secure the balance of the budget, the government implemented several measures and planning to decrease the deficit to 3.0% of the GDP in 2011. The most negative measure to our business is the 6.5% emergency tax, levied on telecommunications revenues. The business market was also hit by the heavy spending cuts in every governmental sector. On the positive side, the government lowered the income tax rates from 2011 that can increase the demand for telecommunications services. Tax rates for the small and medium size companies were also lowered.

Revenues

In fixed line operations, we expect continued decline in fixed line voice revenues due to continued line reduction and fixed line unit price erosion. Mobile substitution is still the main driver of the churn and we expect strong negative mobile price premium in 2011. As indicated in our strategy, to mitigate the decrease in fixed line voice revenues we are now moving from the traditional traffic-based revenue structure to an access-based revenue structure. Fixed line interconnection tariffs are expected to be reduced gradually further in 2011 and in the years after, having additional negative impact on our fixed line revenue stream.

In the saturated fixed line market TV remains the key driver. We are targeting the dynamic growth to be continued in 2011, however margins are under pressure due to heavy competition.

In mobile operations in Hungary, market penetration is now saturated, and we expect flat development in 2011. We expect further growth in mobile broadband and the future growth potential of value-added and data services, which is supported by the continuing roll-out of UMTS and HSDPA services.

In Macedonia, competition is increasing and reinforcing both in the fixed line and mobile segment. Main competitors in the fixed line segment are targeting the retail voice market with 3Play offers, aggressive pricing and marketing communication. In the mobile segment the competition is also very strong with three players in the market but mobile voice revenues are still expected to increase.

Expenses

We are entirely committed to improve internal operational efficiency in all business segments. We will continue our group-wide efficiency project Save for Service (“S4S”). This multi-year project yielded substantial savings already in 2010, and will be continued in the coming years. The target for 2011 is to overhaul the cross-functional, end-to-end processes, and to exploit all saving possibilities with better optimization and re-organization.

Total investments in tangible and intangible assets

Compared to previous years, the key priorities of capex spending have not changed. Investments in new products and platforms (e.g., FTTx, LTE) remain our key strategic goals although the overall investment level is decreasing. We will also continue the roll-out of the UMTS and HSDPA infrastructure by building new base stations but the total investment will decrease in that area.

We will increase investments in the IT area to reach our goals to become ICT leader in Hungary, while expansion into new segments (e.g., energy sector) will also demand additional investments.

Striving for further improvement in the customer orientation, the strategic priority for 2011 and beyond is the successful implementation of the new CRM system.

Risk factors

Our financial condition or results of operations, or the trading prices of our securities, could be materially adversely affected by risks and uncertainties. Such factors are described, among others, in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC, and remain valid for this interim report as well. The risks described below are not the only risks we face. Additional risks not currently known to us or risks that we currently regard as immaterial also could have a material adverse effect on our financial condition or results of operations or the trading prices of our securities. The summary of our principal risks and uncertainties are described below:

•             Our operations are subject to substantial government regulation;

•             We are subject to intense competition;

•             Our ability to meet our revenue targets will depend in part on our ability to offset the declining fixed line voice revenues with data, TV, Internet and SI/IT revenues and our ability to acquire telecommunications companies;

•             We may be unable to adapt to technological changes in the telecommunications market;

•             The future of our current operational model is subject to currently unforeseeable changes in the future business environment;

•             Developments in the technology and telecommunications sectors have resulted and may result in impairments in the carrying value of certain of our assets;

•             We depend on a limited number of suppliers for equipment and maintenance services;

•             Our business may be adversely affected by actual or perceived health risks associated with mobile communications technologies;

•             System failures could result in reduced user traffic and revenue and could harm our reputation;

•             Loss of key personnel could weaken our business;

•             Ongoing governmental investigations into contracts and activities in Montenegro and Macedonia may result in fines or other sanctions;

•             Our share price may be volatile, and the shareholders’ ability to sell Magyar Telekom shares may be adversely affected due to the relatively illiquid market for our shares and ADSs;

•             The value of our investments, results of operations and financial condition could be adversely affected by economic developments in Hungary and other countries;

•             We are subject to unpredictable changes in Hungarian tax regulations;

•             Fluctuations in the currency exchange rate could have an adverse effect on our results of operations;

•             We are continuously involved in disputes and litigation with regulators, competitors and other parties. The ultimate outcome of such legal proceedings is generally uncertain. The results of those procedures may have a material adverse effect on our results of operations and financial condition.

5. Segment information

(a) Description of segments

Magyar Telekom has introduced a new reporting structure from the beginning of 2011 following the introduction of its new management structure on July 1, 2010. The Group’s new operating segments are Telekom Hungary (which includes the former CBU, the SMB customers of BBU and the relevant parts of the Headquarters and Technology Units) and T-Systems Hungary (which includes the former BBU, without the SMB customers, that have been classified within Telekom Hungary, as well as the relevant parts of the

Headquarters and Technology Unit). The Macedonia and Montenegro segments have not changed.

Comparative information has been provided for Q3 2010, including a minimum level of estimates as the new structure was gradually introduced in the second half of 2010, going into effect in full from January 1, 2011.

(b) Segment information provided to the Management Committee (“MC”)

The following tables set forth revenues and Earnings before net financial result, taxes, depreciation and amortization (“EBITDA”) by segment, as monitored by the Company’s chief operating decision making body, the MC.

The sum of the financial results of the segments presented below does not equal to the Group financial results because of intersegment eliminations.

In the financial statements, the Group’s segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, the members of the MC of Magyar Telekom Plc. The MC is responsible for allocating resources to, and assessing the performance of the operating segments on a monthly basis. The accounting policies and measurement principles of the operating segments are very similar to those applied for the Group. The differences primarily originate from the fact that the operating segments’ results are determined and closed at an earlier stage than the financial statements of the Group. Any items discovered and requiring adjustment between the closing date of the segment results and the approval date of the financial statements or this flash report are reflected in the next period’s segment results from an MC reporting package perspective.

The revenues and expenses of the segments include both primary and secondary results. The primary revenues are derived from external parties, while the secondary ones are allocated from the other segments. Similarly, the primary expenses are paid to external parties, while the secondary ones are charged by the other segments. All secondary revenues and expenses are eliminated in the Group’s financial statements.

Magyar Telekom has been subject to special telecommunications tax introduced in Hungary in Q4 2010, charged on the companies’ annual revenues, retrospectively from January 1, 2010. As introduced in Q4 2010, this tax in 2010 only hit the Q4 results of both the Group and the segments. The presented EBITDA of the Hungarian segments (Telekom Hungary and T-Systems Hungary), however, include the special telecommunications tax both in 2010 and 2011. In the top management reports of the segments in 2011, the tax payable on the Q3 2010 revenues were retrospectively included in the Q3 2010 segment results to allow a more reasonable comparison of the year-over-year performance of the segments. As this tax was only introduced in Q4 2010, the Q3 2010 Consolidated Statements of Comprehensive Income were not restated, which is in line with IFRS, but makes the comparison of the Group’s year-over-year performance less comparable.

EBITDA for each segment, in principle, could be reconciled to the segment’s operating profit, the most directly comparable financial measure according to IFRS, by adding depreciation. However, depreciation is not allocated to the segments (it is not a segment measure); therefore the reconciliation cannot be prepared and presented on a segment basis. Accordingly, we provide a reconciliation of the total segment EBITDA to consolidated profit for the period of the Group.

HUF millions	9 months ended September 30, 2010	9 months ended September 30, 2011
Total Telekom Hungary revenues	321,177	311,366
Less: Telekom Hungary revenues from other segments	(29,108)	(26,406)
Telekom Hungary revenues from external customers	292,069	284,960

Total T-Systems Hungary revenues	84,961	85,076
Less: T-Systems Hungary revenues from other segments	(8,303)	(8,337)
T-Systems Hungary revenues from external customers	76,658	76,739

Total Macedonia revenues	58,770	52,370
Less: Macedonia revenues from other segments	(102)	(95)
Macedonia revenues from external customers	58,668	52,275

Total Montenegro revenues	24,768	24,250
Less: Montenegro revenues from other segments	(37)	(35)
Montenegro revenues from external customers	24,731	24,215

Total consolidated revenue of the segments	452,126	438,189
Measurement differences to Group revenues	476	4
Total revenue of the Group	452,602	438,193

Segment results (EBITDA)
Telekom Hungary	114,218	99,417
T-Systems Hungary	10,790	12,547
Macedonia	31,381	28,653
Montenegro	8,770	8,778
Total EBITDA of the segments	165,159	149,395

Hungarian telecommunications and other crisis taxes (included retrospectively in 2010)	20,070	0
Measurement differences to Group EBITDA	1,713	4
Total EBITDA of the Group	186,942	149,399

Depreciation and amortization of the Group	(74,228)	(72,061)
Total Operating profit of the Group	112,714	77,338

Net financial result	(21,481)	(20,678)
Share of associates’ and joint ventures’ losses	(20)	4
Total Profit before income tax of the Group	91,213	56,664
Income tax expense	(23,554)	(14,810)
Total Profit for the period of the Group	67,659	41,854

HUF millions	3 months ended September 30, 2010	3 months ended September 30, 2011
Total Telekom Hungary revenues	109,107	106,258
Less: Telekom Hungary revenues from other segments	(9,619)	(8,953)
Telekom Hungary revenues from external customers	99,488	97,305

Total T-Systems Hungary revenues	26,518	30,776
Less: T-Systems Hungary revenues from other segments	(2,659)	(3,235)
T-Systems Hungary revenues from external customers	23,859	27,541

Total Macedonia revenues	20,793	18,221
Less: Macedonia revenues from other segments	(33)	(34)
Macedonia revenues from external customers	20,760	18,187

Total Montenegro revenues	9,556	9,109
Less: Montenegro revenues from other segments	(25)	(20)
Montenegro revenues from external customers	9,531	9,089

Total consolidated revenue of the segments	153,638	152,122
Measurement differences to Group revenues	1,130	(2)
Total revenue of the Group	154,768	152,120

Segment results (EBITDA)
Telekom Hungary	41,761	33,404
T-Systems Hungary	2,611	4,253
Macedonia	11,883	10,285
Montenegro	4,122	3,656
Total EBITDA of the segments	60,377	51,598

Hungarian telecommunications and other crisis taxes (included retrospectively in Q3 2010)	6,690	0
Measurement differences to Group EBITDA	369	(2)
Total EBITDA of the Group	67,436	51,596

Depreciation and amortization of the Group	(24,803)	(24,043)
Total Operating profit of the Group	42,633	27,553

Net financial result	(7,195)	(4,187)
Share of associates’ and joint ventures’ losses	(2)	5
Total Profit before income tax of the Group	35,436	23,371
Income tax expense	(6,652)	(6,710)
Total Profit for the period of the Group	28,784	16,661

(c) Operating and financial review - segments

Telekom Hungary

The Telekom Hungary segment operates in Hungary providing mobile, fixed line telecommunications and TV distribution services (including marketing, sales and customer relations activities) to residential and small businesses telecommunications customers with several million customers mainly under the T-Mobile and T-Home brands. The Telekom Hungary segment is also responsible for the wholesale mobile and fixed line services in Hungary, and performs strategic and cross-divisional management and support functions including Procurement, Treasury, Real estate, Accounting, Tax, Legal, Internal Audit and similar shared services and other central functions of the Group’s management. This segment is also responsible for the Group’s points of presence in Bulgaria, Romania and the Ukraine providing wholesale services to local companies and operators. In addition, the Telekom Hungary segment is responsible for the operations and development of the mobile, fixed line and cable TV network as well as IT management in Hungary.

HUF millions	9 months ended September 30, 2010	9 months ended September 30, 2011	Change (%)
Voice revenues	62,594	53,705	(14.2)
Internet revenues	31,379	30,122	(4.0)
TV revenues	18,767	21,019	12.0
Other fixed line and SI/IT revenues	31,098	31,326	0.7
Total fixed line and SI/IT revenues	143,838	136,172	(5.3)

Voice revenues	123,374	118,256	(4.1)
Non-voice revenue	30,421	33,183	9.1
Other mobile revenues	23,544	23,755	0.9
Total mobile revenues	177,339	175,194	(1.2)

Total revenues	321,177	311,366	(3.1)

Hungarian telecommunications and other crisis taxes	(16,974)	(16,101)	5.1
EBITDA	114,218	99,417	(13.0)
Investments in tangible and intangible assets	43,154	35,748	(17.2)

HUF millions	3 months ended September 30, 2010	3 months ended September 30, 2011	Change (%)
Voice revenues	20,502	17,636	(14.0)
Internet revenues	10,204	10,001	(2.0)
TV revenues	6,601	7,189	8.9
Other fixed line and SI/IT revenues	9,830	10,695	8.8
Total fixed line and SI/IT revenues	47,137	45,521	(3.4)

Voice revenues	42,657	40,869	(4.2)
Non-voice revenue	10,940	11,504	5.2
Other mobile revenues	8,373	8,364	(0.1)
Total mobile revenues	61,970	60,737	(2.0)

Total revenues	109,107	106,258	(2.6)

Hungarian telecommunications and other crisis taxes	(5,658)	(5,363)	5.2
EBITDA	41,761	33,404	(20.0)
Investments in tangible and intangible assets	15,190	14,417	(5.1)

Revenues in the Telekom Hungary segment decreased by 3.1% year over year mainly driven by lower fixed line and mobile voice revenues, declining fixed line Internet revenues, partly compensated by higher TV as well as higher mobile Internet and equipment revenues.

Fixed line voice-retail revenues experienced a decline mainly due to lower PSTN subscription fee revenues resulting from the decrease in the average number of fixed lines. The decrease was also due to lower outgoing traffic revenues due to the loss of lines and price discounts reflecting unfavorable economic environment and also competition with VoIP and VoCable operators. The increasing popularity of flat rate packages (e.g., Hoppá) led to lower ARPA but, on the other hand, it proved to be a successful tool in preventing PSTN churn. While PSTN revenues continued to decrease, the increase in VoIP and VoCable revenues driven by an enlarging customer base and higher traffic slightly mitigated these decreases.

Internet revenues decreased by 4.0% in the first nine months of 2011 compared to the same period last year. The decrease reflects mainly the lower DSL revenues due to much lower number of wholesale connections and lower prices forced by fierce competition mainly from cable and mobile operators. The migration towards double- and triple-play packages also had negative effect on blended ARPU level. This decrease was partly offset by the increase in retail DSL subscriber base and by the higher number of Cablenet customers.

Decreased fixed line voice and Internet revenues were partly compensated by higher IPTV and satellite TV revenues driven by a larger customer base and higher ARPU. The IPTV customer base increased by 86.5% to 191,230, while the number of satellite TV customers increased by 14.1% to 270,291 by the end of September 2011. These increases were partly offset by lower Cable TV revenues influenced by the decreased customer base due to migration from Cable TV to IPTV technology and, to a lesser extent, by lower ARPU.

Mobile revenues slightly decreased year over year due to lower voice-retail revenues mainly attributable to lower outgoing tariff levels and lower voice-wholesale revenues due to the decrease in wholesale termination fees applied from December 1, 2010. These decreases were mostly compensated by higher non-voice revenues in line with wider usage of mobile Internet and by the increase in equipment revenues driven by higher average handset prices in retention.

EBITDA of the Telekom Hungary segment decreased by 13.0% year over year as lower total revenues together with higher other operating expenses (influenced by the provision made in connection with the investigation in 2011) were only partially offset by declining voice-related payments and employee-related expenses as well as higher other operating income.

The significant decrease in investments in tangible and intangible assets is mainly due to lower investments related to satellite TV service and network development.

T-Systems Hungary

T-Systems Hungary provides mobile and fixed line telecommunications, info-communications and system integration services (including marketing, sales and customer relations activities) mainly under the T-Systems and T-Mobile brands to key business partners (large corporate customers and public sector).

HUF millions	9 months ended September 30, 2010	9 months ended September 30, 2011	Change (%)
Voice revenues	8,545	7,554	(11.6)
Other fixed line revenues	15,635	15,026	(3.9)
Total fixed line revenues	24,180	22,580	(6.6)

Voice revenues	13,462	12,513	(7.0)
Non-voice revenue	6,576	6,799	3.4
Other mobile revenues	4,441	5,366	20.8
Total mobile revenues	24,479	24,678	0.8

SI/IT revenues	36,302	37,818	4.2

Total revenues	84,961	85,076	0.1

Hungarian telecommunications and other crisis taxes	(3,096)	(2,905)	6.2
EBITDA	10,790	12,547	16.3
Investments in tangible and intangible assets	2,276	2,012	(11.6)

HUF millions	3 months ended September 30, 2010	3 months ended September 30, 2011	Change (%)
Voice revenues	2,724	2,432	(10.7)
Other fixed line revenues	5,111	5,017	(1.8)
Total fixed line revenues	7,835	7,449	(4.9)

Voice revenues	4,453	4,148	(6.8)
Non-voice revenue	2,306	2,400	4.1
Other mobile revenues	543	1,809	233.1
Total mobile revenues	7,302	8,357	14.4

SI/IT revenues	11,381	14,970	31.5

Total revenues	26,518	30,776	16.1

Hungarian telecommunications and other crisis taxes	(1,032)	(957)	7.3
EBITDA	2,611	4,253	62.9
Investments in tangible and intangible assets	689	798	15.8

Total revenues of T-Systems Hungary remained broadly stable in the first nine months of 2011 compared to the same period last year as the lower fixed line and mobile voice revenues together with lower data revenues were fully compensated by higher SI/IT revenues, Internet and mobile equipment revenues.

Fixed line voice-retail revenues decreased reflecting the erosion both in the customer base and traffic. Other fixed line revenues declined mainly as a result of lower fixed line data revenues influenced mainly by decreased prices due to fierce competition.

Mobile voice revenues decreased by 7.0% year over year predominantly due to lower voice-retail revenues as a result of lower average per minute fee and decreased outgoing MOU, partly compensated by higher average customer base. This decrease was offset by higher mobile other revenues at Pro-M due to the renegotiation and modification of EDR contract, which negatively impacted revenues in 2010. Equipment revenues also increased due to higher average handset prices boosted by the growing popularity of smartphones. Increased non-voice revenues were driven by higher Internet revenues reflecting increased mobile broadband customer base.

The 4.2% increase in SI/IT revenues resulted from higher infrastructure revenues at Magyar Telekom Plc. T-Systems driven by significantly higher project revenues in 2011. The inclusion of Daten-Kontor revenues in 2011 also contributed to the increase. These increases were partly mitigated by considerably less government projects at KFKI in 2011 and declined outsourcing revenues at MT Plc. T-Systems due to lower fees applied in the modified contracts in 2011.

The EBITDA level of T-Systems Hungary increased by 16.3% deriving mainly from lower other operating expenses, decreased voice-related payments and declined employee-related expenses, partly offset by higher SI/IT-related payments.

Macedonia

HUF millions	9 months ended September 30, 2010	9 months ended September 30, 2011	Change (%)
Total fixed line and SI/IT revenues	26,158	24,716	(5.5)

Total mobile revenues	32,612	27,654	(15.2)

Total revenues	58,770	52,370	(10.9)

EBITDA	31,381	28,653	(8.7)
Investments in tangible and intangible assets	7,248	4,315	(40.5)

HUF millions	3 months ended September 30, 2010	3 months ended September 30, 2011	Change (%)
Total fixed line and SI/IT revenues	9,137	8,263	(9.6)

Total mobile revenues	11,656	9,958	(14.6)

Total revenues	20,793	18,221	(12.4)

EBITDA	11,883	10,285	(13.4)
Investments in tangible and intangible assets	2,160	1,677	(22.4)

The currency translation effect on the results of our Macedonian operations was relatively small (1.8% on average) year over year.

Excluding the currency translation effects, total fixed line and SI/IT revenues decreased primarily as a result of lower voice-retail revenues reflecting the loss of fixed lines and lower traffic affected by strong competition and mobile substitution. This decrease was largely offset by higher international incoming revenues due to higher termination fees effective from May 2010, and, to a smaller extent, by the increase in TV revenues due to the enlarging IPTV subscriber base.

Mobile revenues in local currency decreased mainly resulting from lower voice-retail revenues due to lower per minute fees. Non-voice revenues also decreased as lower data revenues due to SMS promotions and decreased content revenues due to lower usage were only partly compensated by higher mobile Internet revenues resulting from increased traffic. These decreases were somewhat compensated by higher equipment revenues mainly driven by increased number of handset sold in retention. Higher voice-wholesale revenue was primarily a result of increased traffic volume due to the larger subscriber base of VIP and higher price for international interconnection. T-Mobile MK had a 50.3% share in the Macedonian mobile market and mobile penetration was 125.0% at the end of September 2011.

EBITDA of our Macedonian operations decreased by 8.7% in HUF terms deriving mainly from lower total revenues, partly offset by the decrease in other operating expenses.

Montenegro

HUF millions	9 months ended September 30, 2010	9 months ended September 30, 2011	Change (%)
Total fixed line and SI/IT revenues	13,239	12,844	(3.0)

Total mobile revenues	11,529	11,406	(1.1)

Total revenues	24,768	24,250	(2.1)

EBITDA	8,770	8,778	0.1
Investments in tangible and intangible assets	1,735	1,881	8.4

HUF millions	3 months ended September 30, 2010	3 months ended September 30, 2011	Change (%)
Total fixed line and SI/IT revenues	4,849	4,563	(5.9)

Total mobile revenues	4,707	4,546	(3.4)

Total revenues	9,556	9,109	(4.7)

EBITDA	4,122	3,656	(11.3)
Investments in tangible and intangible assets	450	489	8.7

The results of our Montenegrin operations were negatively affected by the 1.9% strengthening of HUF against the EUR on average year over year.

Excluding the currency translation effects, total fixed line and SI/IT revenues slightly decreased. Lower voice-retail revenues due to declining outgoing traffic and lower voice-wholesale revenues due to lower volume of terminated and transited international incoming traffic were mainly counterbalanced by higher Internet revenues (increased DSL connections) and higher TV revenues (increased IPTV subscriber base).

Mobile revenues in EUR remained broadly stable year over year.

In the second quarter of 2010, it was determined that a number of prepaid mobile fill-up vouchers had been misappropriated at Crnogorski Telekom. Accordingly, we reversed previously recognized revenues of EUR 0.8 million and recognized a provision of EUR 0.4 million in relation to VAT and other costs associated with the misappropriated vouchers, resulting in a negative EBITDA impact totaling EUR 1.2 million.

Excluding this EUR 0.8 million one-off impact on revenues, prepaid voice-retail revenues decreased due to lower customer base, while postpaid revenues declined due to lower

ARPU. Voice-wholesale revenues also decreased resulting from the decrease in interconnection tariffs for domestic operators and lower incoming traffic. Higher non-voice revenues due to increased usage of Internet and content services had a positive effect on total mobile revenues.

EBITDA of our Montenegrin operations remained broadly stable expressed in HUF, since total expenses decreased in line with the revenue decline.

6. Property, plant and equipment

Total investments in tangible and intangible assets amounted to HUF 43,875 million in the first three quarters of 2011. There have not been any significant individual investments. Magyar Telekom Plc. sold a number of real estate properties in Q1 2011. The total gain on these transactions was HUF 1.4 bn. There has not been any significant individual sale of assets.

7. Borrowings

There has not been any material change in the nature and amount of our borrowings in the first three quarters of 2011.

8. Commitments

There has not been any material change in the nature and amount of our commitments in the first three quarters of 2011.

9. Contingencies

No provisions have been recognized for the cases described below as management estimates that it is unlikely that these claims originating from past events would result in any material economic outflows from the Group, or the amount of the obligation cannot be measured with sufficient reliability.

Macedonia

Compensation for termination of a service contract by T-Mobile MK

In January 2002, T-Mobile MK signed an agreement with a subcontractor, including a 3-month trial period, for the collection of T-Mobile MK’s overdue receivables. After the expiration of the 3-month trial period, T-Mobile MK terminated this contract in April 2002 due to breaches of the contractual obligations by the subcontractor. The subcontractor initiated a lawsuit in April 2003 requesting damage compensation for foregone profit and compensation for services already rendered. Management estimates it unlikely that the subcontractor would win the court case against T-Mobile MK. The potential loss from the claim is approximately HUF 4.4 bn. The first instance decision in 2010 was in favor of T-Mobile MK, but the plaintiff submitted an appeal, therefore the timing of the final resolution is uncertain.

Makedonski Telekom’s dispute on fixed-to-mobile termination fees

In 2005, Makedonski Telekom changed the retail prices for the traffic from fixed to mobile network. According to the interconnection agreements with the mobile operators the change in retail prices automatically decreased the interconnection fees for termination in the mobile networks. In February 2006, one of the Macedonian mobile operators, ONE, submitted to the Agency a request for dispute resolution with reference to the termination prices. The Agency rejected the requests of ONE as “ungrounded”. This decision of the Agency was appealed by ONE by filing a lawsuit at the Administrative Court of Macedonia. The potential loss from the claim is approximately HUF 0.4 bn, but the management estimates it unlikely that this would result in any material cash outflows. The final decision will be made by the Administrative Court of Macedonia, the timing of which is uncertain.

Montenegro

Employee salary disputes in Montenegro

In July 2010, the Trade Union of Crnogorski Telekom submitted a claim to increase the salaries by 15.3% for the period between September 2009 and September 2010, based on the clause on minimum wage calculation in the Collective Bargaining Agreement. Management believes that the Trade Union is not entitled to submit such claim and also disagrees to the calculation methodology. There has not been any hearing yet in this case. The potential exposure is HUF 0.8 bn.

10. Related party transactions

There has not been any material change in the nature of our related party transactions in the first nine months in 2011. In the first three quarters of 2011, our financial liabilities to related parties decreased.

11. Seasonality

The Group operates in an industry where significant seasonal or cyclical variations in operating income are not experienced.

12. Investigations into certain consultancy contracts

As previously disclosed, the Company’s Audit Committee conducted an internal investigation regarding certain contracts relating to the activities of the Company and/or its affiliates in Montenegro and Macedonia that totaled more than EUR 31 million. In particular, the internal investigation examined whether the Company and/or its Montenegrin and Macedonian affiliates had made payments prohibited by U.S. laws or regulations, including the U.S. Foreign Corrupt Practices Act (the “FCPA”). The Company has previously disclosed the results of the internal investigation. For further information regarding the internal investigation, see the Company’s annual report for the year ended December 31, 2010.

The United States Department of Justice (the “DOJ”), the United States Securities and Exchange Commission (the “SEC”) and the Ministry of Interior of the Republic of Macedonia commenced investigations into certain of the activities that were the subject of the internal investigation. Further, in relation to certain activities that were the subject of the internal investigation, the Hungarian Central Investigating Chief Prosecutor’s Office has commenced a criminal investigation into alleged corruption with the intention of violating obligations in international relations and other alleged criminal offenses. In addition, the Montenegrin Supreme State Prosecutor is also investigating the activities of the Company’s Montenegrin subsidiary that were the subject of the internal investigation and has requested information from the Company’s Montenegrin subsidiary in relation to the relevant contracts. These governmental investigations are continuing, and the Company continues to cooperate with these investigations.

On June 24, 2011, Magyar Telekom announced that its Board of Directors had approved an agreement in principle with the staff of the SEC to resolve the SEC’s investigation relating to the Company through a settlement. Pursuant to the agreement in principle, the Company, without admitting or denying the allegations against it, would consent to a U.S. court order permanently enjoining it from any future FCPA violations and pay disgorgement and a conditional civil penalty. The agreement in principle reflects the SEC staff’s consideration of the Company’s self-reporting, remediation and cooperation with the SEC’s investigation. The agreement in principle is not a final settlement of the SEC’s investigation. While the Company’s Board of Directors has approved the terms of a final settlement, the final settlement remains subject to approval by the SEC and a U.S. District Court.

The Company continues to engage in discussions with the DOJ regarding the possibility of resolving the DOJ’s investigation of the Company through a negotiated settlement. The Company may be unable to reach a negotiated settlement with the DOJ. Any resolution of the DOJ investigation could result in criminal sanctions, including monetary penalties, which could have a material effect on the Company’s financial position, results of operations or cash flows, as well as require additional changes to its business practices and compliance program. The Company cannot predict whether or when a resolution of the DOJ investigation will occur, or the terms, conditions, or other parameters of any such resolution.

In light of the ongoing negotiations with the DOJ, the Company has increased the amount of the provision recognized in connection with these investigations to HUF 19.6 bn (USD 90.8 million) in the third quarter of 2011. However, the amount of any payment obligation upon final settlement or other resolution of these investigations may differ from the amount of the provision.

In addition to the provision, Magyar Telekom incurred HUF 0.9 bn expenses relating to the investigations in the first three quarters of 2011, which are included in other operating expenses of the Telekom Hungary segment.

13. Lawsuit by minority shareholders - Annual General Meeting, April 2010

As previously disclosed, two Hungarian minority shareholders filed a lawsuit against the Company on May 6, 2010, requesting the Court to render ineffective the resolutions passed by the general meeting of the Company held on April 7, 2010. The Metropolitan Court dismissed the claim in its first instance judgment; subsequently, in its final judgment announced on May 31, 2011, the Metropolitan Court of Appeal upheld on the merits the first instance judgment, as requested by the Company. Accordingly, the judgment rejecting the minority shareholder plaintiffs’ claim became binding.

On November 8, 2011, the Company took delivery of a request for judicial review submitted by the minority shareholder plaintiffs, in which they request, as an extraordinary remedy, that the Supreme Court annul the final judgment of the Metropolitan Court of Appeal.

The Company believes that the request for judicial review is unfounded. The Company will take all necessary actions to defend against the request in the judicial review procedure.

We cannot fully exclude that the Company will be required to take corporate actions in connection with this proceeding. Also, we cannot provide any assurance that this matter would not have other adverse effects on the Company that are not currently foreseeable.

14. Significant events between the end of the quarter and the publishing of the “Interim management report”

On October 18, 2011 Magyar Telekom Plc. announced that it has reached an agreement with trade unions on its headcount reduction and other cost efficiency measures for 2012 at the Hungarian operations. According to the terms of the agreement, Magyar Telekom plans to make 250 employees redundant in 2012. The majority are expected to leave the Company by the end of 2011. In addition, to achieve further efficiency improvements, the organization will be simplified and the number of directors will be cut by 24%. Based on these measures, the goal is to reduce Total Workforce Management (TWM) related costs excluding severance and capitalized employee expenses by HUF 3.4 bn in 2012, compared to 2010.

On November 2, 2011 Magyar Telekom Plc. announced that dr. Steffen Roehn, a member of the Board of Directors of Magyar Telekom Plc., has resigned from his position effective October 31, 2011.

On November 8, 2011 Magyar Telekom Plc. announced that Government Debt Management Agency Private Company Limited by Shares (Államadósság Kezelő Központ Zártkörűen Működő Részvénytársaság) has notified the Company that as a result of its share acquisition on November 7, 2011 the number of Magyar Telekom shares owned by Pension Reform and Debt Reduction Fund (Nyugdíjreform és Adósságcsökkentő Alap) increased to 52,987,673 and thus its voting rights in Magyar Telekom Plc. increased to 5.0816%.

Declaration

We the undersigned declare that to the best of our knowledge the attached report gives a true and fair view of the financial position and performance of Magyar Telekom and its controlled undertakings, contains an explanation of material events and transactions that have taken place during the relevant period and their impact on the financial position of Magyar Telekom and its controlled undertakings.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, November 10, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: November 14, 2011